INmune Bio Inc.

225 NE Mizner Blvd, Suite 640

Boca Raton, FL 33432

Tel: (858) 964 3720

March 31, 2023

Ms. Vanessa Robertson and Mr. Kevin Vaughn

Division of Corporation Finance Office of Life Sciences

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	INmune Bio Inc.
Form 10-K for the fiscal year ended December 31, 2022 Filed March 2, 2023
File No. 001-38793

Dear Ms. Robertson and Mr. Vaughn:

On behalf of INmune Bio Inc. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”), of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on March 28, 2023, regarding the Company’s Annual Report on Form 10-K (the “Annual Report”), which was filed with the Commission on March 2, 2023.

For convenience, the Staff’s comments have been restated below and the Company’s responses are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Annual Report.

Form 10-K for the fiscal year ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Research and Development, page 68

1.	You disclose on page 64 that you track outsourced development costs by product candidate or development program, but you do not allocate personnel costs, other internal costs or external consultant costs to specific product candidates or development programs. Please revise your future filings to address the following regarding your research and development expense:

●	Revise to separately quantify the research and development costs tracked during each period presented for each of your key research and development projects.

●	For all other research and development expenses, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. quantify by nature or type of expense).

●	Separately quantify the amount of tax credits that are recorded during the period as a reduction to research and development expense.

●	The total of costs broken out should reconcile to total research and development expense on the Statements of Operations.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise future filings with the SEC to separately quantify the research and development costs tracked during each period for each key research and development projects, provide additional quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred for all other research and development expenses incurred, separately quantify the amount of tax credits that are recorded during the period as a reduction to research and development expense and reconcile the total of costs broken out to total research and development expense on the Statement of Operations.

Please do not hesitate to contact our counsel Thomas Rose at (212) 930-9700 of Sichenzia Ross Ference LLP with any questions or comments regarding this correspondence. Thank you.

Sincerely,

INmune Bio Inc.

By:	/s/ David Moss
David Moss
Chief Financial Officer

cc: Thomas Rose, Esq., Sichenzia Ross Ference LLP